40-33

Branch 17

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

FOUR TIMES SQUARE
NEW YORK 10036-6522

TEL: (212) 735-3000
FAX: (212) 735-2000
www.skadden.com

DIRECT DIAL
212.735.2913
EMAIL ADDRESS
LESLIE.LOWENBRAUN@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
HOUSTON
LOS ANGELES
PALO ALTO
SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON
BEIJING
BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

June 28, 2011





BY HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

RE: *Sandra Ribner, et al v. Richard E. Cavanagh, et al*
Civil Action No.: 11-2277 BLS
(Suffolk Superior Ct. MA, June 17, 2011)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, enclosed for filing on behalf of defendant BlackRock MuniYield Investment Fund (File No. 811-06502) is the "Complaint" filed with the Suffolk Superior Court, Department of the Trial Court, for the Commonwealth of Massachusetts in the above-referenced matter.

Very truly yours,

Leslie Lowenbraun

Leslie Lowenbraun

Enclosure



1

COMMONWEALTH OF MASSACHUSETTS

SUFFOLK, SS

SUPERIOR COURT
DEPARTMENT OF THE TRIAL COURT

SANDRA RIBNER, Trustee for the Ribner Family Trust, individually and on behalf of all others similarly situated,

Plaintiff,

v.

RICHARD E. CAVANAGH, Trustee of the BlackRock MuniYield Investment Fund; KAREN P. ROBARDS, Trustee of the BlackRock MuniYield Investment Fund; FRANK J. FABOZZI, Trustee of the BlackRock MuniYield Investment Fund; KATHLEEN F. FELDSTEIN, Trustee of the BlackRock MuniYield Investment Fund; JAMES T. FLYNN, Trustee of the BlackRock MuniYield Investment Fund; JERROLD B. HARRIS, Trustee of the BlackRock MuniYield Investment Fund; R. GLENN HUBBARD, Trustee of the BlackRock MuniYield Investment Fund; W. CARL KESTER, Trustee of the BlackRock MuniYield Investment Fund; RICHARD S. DAVIS, Trustee of the BlackRock MuniYield Investment Fund; HENRY GABBAY, Trustee of the BlackRock MuniYield Investment Fund; G. NICHOLAS BECKWITH, III, former Trustee of the BlackRock MuniYield Investment Fund; KENT DIXON, former Trustee of the BlackRock MuniYield Investment Fund; ROBERT S. SALOMON, JR., former Trustee of the BlackRock MuniYield Investment Fund; BLACKROCK MUNIYIELD INVESTMENT FUND, a Massachusetts Trust, BLACKROCK, INC., a Delaware Corporation, MERRILL LYNCH & CO., Inc., a Delaware Corporation, BANK OF AMERICA CORPORATION , a Delaware Corporation, PNC FINANCIAL SERVICES GROUP, INC., a Pennsylvania Corporation,

Defendants.

Civil Action No. 11-2277 B-LS

CLASS ACTION COMPLAINT

JURY TRIAL DEMANDED

2011 JUN 17 PM 4:01
MICHAEL JOSEPH DONOVAN
CLERK/MAGISTRATE

Plaintiff, Sandra Ribner ("Plaintiff"), by and through her attorneys, alleges on personal knowledge as to all facts related to herself and on information and belief as to all other matters, as follows:

I. INTRODUCTION

1. This lawsuit arises out of Defendants' breach of their common law fiduciary duty to treat different classes of shareholders fairly. Defendants breached this duty when they redeemed the preferred shares (the "Preferred Shares") of the BlackRock MuniYield Investment Fund (the "Fund" or "MYF") for the amount they would have received on a liquidation of the Fund (the "Liquidation Preference"), which represented a premium over the market value of those shares at the time, while not offering the same opportunity to the Fund's common shares to be redeemed at a premium over their market value. The Fund had no obligation to redeem the Preferred Shares, nor did the redemption provide any benefit to the Fund or the common shareholders. Instead, the "Bank and Broker Defendants" (as defined below) pressured the Fund's trustees to satisfy the Bank and Broker Defendants' own obligations to purchase the Preferred Shares. This course of self-dealing by the Defendants unfairly favored the Fund's Preferred Shareholders over the Fund's common shareholders.

2. Plaintiff brings this class action lawsuit on behalf of herself and all other individuals who were beneficial owners of common shares of the Fund at any time from June 19, 2008 through the present (the "Class Period").

3. The Fund is a closed-end investment company, organized on January 21, 1992 as a Massachusetts trust. The Fund raised money from the issuance of its common shares, and invested that money in securities to earn a yield for its common shareholders.

4. In addition to issuing the common stock held by Plaintiff and the members of the putative class, the Fund issued Preferred Shares. The Preferred Shares bore a preferred dividend right, with the dividend rate reset periodically through an auction mechanism, subject to a cap. Auctions were held monthly, and prospective buyers submitted an interest rate at which they would pay $25,000 per share. The lowest clearing rate would determine the dividend, unless the lowest rate exceeded the cap (in which case the cap determined the rate). At $25,000 per share, the Preferred Shares were marketed to high net worth investors.

5. In effect, the Preferred Shares provided the Funds with long-term financing at short-term interest rates. Ordinarily, the auction mechanism was intended to and did provide liquidity to the holders of Preferred Shares, as the Preferred Shareholders were able to sell their Preferred Shares at auction—although significantly neither the Defendants nor the Fund were under any obligation to provide liquidity to the holders of the Preferred Shares. The Preferred Shares also provided certain benefits to the Fund and the common shareholders, including flexibility, as under the Investment Company Act of 1940 (the "ICA" or the "40 Act") the Fund was required to maintain less coverage for Preferred Shares than for debt, and as equity securities, the Preferred Shares had no maturity and did not ever have to be repaid.

6. Like most closed-end funds, the Fund had no employees of its own. Instead, the sponsor of the Fund entered into an agreement with the Fund to serve as an investment advisor with authority to manage its investments and all operations—services that the Fund sponsor provided for a fee. MYF was advised by affiliates of BlackRock, Inc. ("BlackRock"), as BlackRock was the Fund's sponsor. As such, all of the Fund's employees and officers were employees, officers or directors of BlackRock. BlackRock provided similar services to the 98 other closed-end funds it sponsored.

7. Merrill Lynch & Co., Inc. ("Merrill Lynch" or "Merrill"), PNC Financial Services Group, Inc. ("PNC"), and Bank of America Corporation ("Bank of America") have owned substantial portions of BlackRock's common stock and capital stock since 2006 (although Bank of America did not own such an interest until it acquired Merrill Lynch on January 1, 2009). Merrill Lynch, Bank of America, and PNC all earned substantial fees by marketing auction rate preferred shares ("ARPS") issued by a variety of funds to investors. The Preferred Shares of the Fund are an example of the ARPS that were issued by numerous funds managed by many different fund sponsors.

8. In February 2008, the market for ARPS collapsed and the auctions all froze. The ARPS, including the Fund's Preferred Shares, became illiquid and lost a substantial portion of their value. Since then, Merrill Lynch, Bank of America, and PNC (or their wholly owned subsidiaries) have been required in settlements with governmental authorities to buy the illiquid auction-rate securities from investors who still held them and to reimburse the losses of any investor who sold ARPS on the secondary market.

9. But starting in 2008, the Individual Defendants caused the Fund, acting through its BlackRock-employed officers, to purchase the Preferred Shares and replace them with less favorable debt financing. When the Fund purchased the Preferred Shares, it relieved Merrill Lynch, PNC, and Bank of America of that otherwise burdensome expense. Redemptions that occurred in 2009 and later resulted in the repurchase of shares directly from the Bank Defendants as well as other banks and brokerages that served as retail distribution for BlackRock's many products. The Individual Defendants took these actions to further their own interests and those of the Fund's investment advisor, BlackRock, and its affiliates, including Merrill Lynch, Bank of America, and PNC, to the detriment of the common shareholders. By causing the Fund to

purchase the Preferred Shares for a substantial premium over their market value, the Defendants unfairly favored the Preferred Shareholders over the common shareholders, thereby breaching the fiduciary duties they owed directly to the Fund's common shareholders. By this action, Plaintiff seeks to recover the damages this conduct caused them and the Class.

10. Plaintiff does not assert by this action any claim arising from a misstatement or omission in connection with the purchase or sale of a security, nor does Plaintiff allege that Defendants engaged in fraud in connection with the purchase or sale of a security.

II. PARTIES

A. Plaintiff

11. **Plaintiff Sandra Ribner**, Trustee for the Ribner Family Trust, is a resident of the State of Florida. Plaintiff owned common shares in MYF from 2007 until September 13, 2010.

B. Individual Defendants

12. The Fund is managed by its Board of Trustees. The Trustees are responsible for the overall management and supervision of the affairs of the Fund. The members of the Board of Trustees during the Class Period include the following **"Individual Defendants"**:

(a) **Defendant Richard E. Cavanagh**, Trustee of the BlackRock MuniYield Investment Fund;

(b) **Defendant Karen P. Robards**, Trustee of the BlackRock MuniYield Investment Fund;

(c) **Defendant Frank J. Fabozzi**, Trustee of the BlackRock MuniYield Investment Fund;

(d) **Defendant Kathleen F. Feldstein**, Trustee of the BlackRock MuniYield Investment Fund;

(e) **Defendant James T. Flynn**, Trustee of the BlackRock MuniYield Investment Fund;

(f) **Defendant Jerrold B. Harris**, Trustee of the BlackRock MuniYield Investment Fund;

(g) **Defendant R. Glenn Hubbard**, Trustee of the BlackRock MuniYield Investment Fund;

(h) **Defendant W. Carl Kester**, Trustee of the BlackRock MuniYield Investment Fund;

(i) **Defendant Richard S. Davis**, Trustee of the BlackRock MuniYield Investment Fund;

(j) **Defendant Henry Gabbay**, Trustee of the BlackRock MuniYield Investment Fund;

(k) **Defendant G. Nicholas Beckwith, III**, former Trustee of the BlackRock MuniYield Investment Fund;

(l) **Defendant Kent Dixon**, former Trustee of the BlackRock MuniYield Investment Fund; and

(m) **Defendant Robert S. Salomon, Jr.**, former Trustee of the BlackRock MuniYield Investment Fund.

C. Bank and Broker Defendants

(n) **Defendant BlackRock MuniYield Investment Fund**, a Massachusetts trust with its principal Massachusetts office at 155 Federal St., Suite 700, Boston, Massachusetts, 02110,

(o) **Defendant BlackRock, Inc.**, an investment advisor and Delaware corporation,

(p) **Defendant Merrill Lynch & Co., Inc.**, a Delaware corporation and wholly owned subsidiary of Bank of America,

(q) **Defendant Bank of America Corporation**, a Delaware corporation, and

(r) **Defendant PNC Financial Services Group, Inc.**, a Pennsylvania corporation.

III. JURISDICTION

13. This Court has jurisdiction over each defendant named herein pursuant to Mass. Gen. Laws ch. 223A, §§ 2 and 3, because each defendant is either incorporated in Massachusetts, is a corporation that conducts business in and maintains operations in Massachusetts, or is an individual who has sufficient minimum contacts with Massachusetts so as to render the exercise of jurisdiction by the courts of Massachusetts permissible under traditional notions of fair play and substantial justice.

14. Venue is proper in the Court pursuant to Mass. Gen. Laws ch. 223, §1, because defendant BlacRock MuniYield Investment Fund's has a principal office located within Suffolk County, and a substantial portion of the transactions and wrongs complained of herein, including the Individual Defendants' participation in the wrongful acts detailed herein, occurred in Suffolk County.

IV. FACTS

A. Background

(i) The Fund and its Shareholders

15. MYF is an investment company subject to the ICA.

16. The Fund issued two classes of shares, common shares and Preferred Shares. The Fund routinely declared dividends to both classes of shares. The Preferred Shares had a preference in both cumulative dividends and distributions on liquidation of the Fund. If the Fund were to liquidate, the Preferred Shareholders had a right to receive $25,000 for each share and all accrued dividends; the remainder of the Fund's assets would be distributed to the common shareholders.

17. The dividend rate for the Preferred Shares was determined through weekly auctions, but was subject to a cap if the results of the auction were too high relative to prevailing interest rates. The offering documents contemplated that the auctions might fail, and in that event, the cap became the dividend rate. The auctions were also designed to provide a ready source of liquidity to the Preferred Shareholders, as the Preferred Shares did not trade on a national exchange. Until February 2008, the auctions functioned and the Preferred Shares remained liquid through the auction mechanism.

18. The holders of the Preferred Shares were entitled exclusively, in accordance with the ICA, to vote for two of the ten trustees of the Fund and were entitled to vote along with the holders of the common shares for the remaining trustees.

19. A key piece of the return for the Fund, like most closed-end funds, was the use of financial leverage. For the Fund, financial leverage was the difference between the low rates paid by the Fund on its Preferred Shares and the returns the Fund would realize on its investment

portfolio. The effect of this leverage was reflected in the Fund's regular cash distributions to common shareholders.

20. The Preferred Shares issued by the Fund represented quite favorable financing for the Fund's common shareholders for several reasons, including: the interest rate and other costs were very favorable; the financing was perpetual; the constraints on the Fund associated with the Preferred Shares were minimal compared to alternate financing; and the Preferred Shares represented committed financing at a time when financing for almost any business was unusually difficult and costly to obtain. By issuing the Preferred Shares, the Fund's common shareholders obtained long-term financing at short-term rates.

21. The Fund did not guarantee, however, that the market for the Preferred Shares would remain liquid. Unlike the common shares, the Preferred Shares were not traded on a national index. The Fund cautioned prospective purchasers of the Preferred Shares that auction failures were possible. Nor did the Fund guarantee that the Preferred Shares would continue to trade at $25,000—which was the Preferred Shares' issuance price and liquidation preference. Because the Preferred Shares of the Fund cannot be redeemed by the Fund at the option of the Preferred Shareholders, the Preferred Shares could trade below their liquidation value if the risks associated with the securities surpassed the dividend rate. Because the dividend rate was capped, that is precisely what happened to the Fund in the spring of 2008 when, as described below, the auction mechanism ceased to function

(ii) The Defendants' Participation in the Auction Rate Share Marketplace

a. BlackRock and the Individual Defendants

22. Including MYF, the Fund at issue here, BlackRock sponsors 99 closed-end funds, many of which issued auction rate securities similar to the Preferred Shares. In 2008, BlackRock

had nearly $1.307 trillion in assets under management; by 2010, that number had grown to $3.561 trillion. Each of the 99 closed-end funds managed by BlackRock generates substantial management fees. For MYF alone, the Fund paid BlackRock approximately $6.3 million in management fees during the year ending October 31, 2010. As explained in more detail below, BlackRock was dependent on its Broker-Dealers to distribute not just its closed-end funds, but virtually all of its retail fund business, on which it charged these fees.

23. In addition to serving as trustees of the Fund, the Individual Defendants served in similar capacities on behalf of the other closed-end funds sponsored by BlackRock. The following table summarizes the number of closed-end funds on which each Individual Defendant serves (or served) as trustee or director, and the most recent approximate aggregate annual compensation received by each Individual Defendant from all of the closed-end funds as a whole:

Defendant	Number of BlackRock Closed-End Funds on which Defendant Served as a Trustee or Director	Most Recent Aggregate Annual Compensation From Management of the Closed-Funds
Richard E. Cavanagh	99	$370,448.00
Karen P. Robards	99	$350,000.00
Frank J. Fabozzi	99	$295,538.00
Kathleen F. Feldstein	99	$270,046.00
James T. Flynn	99	$275,000.00
Jerrold B. Harris	99	$250,000.00
R. Glenn Hubbard	99	$263,824.00
W. Carl Kester	99	$275,000.00
G. Nicholas Beckwith, III	99	$250,000.00
Kent Dixon	99	$275,604.00
Robert S. Salomon	106	$275,000.00
Richard S. Davis	*	**
Henry Gabbay	*	***

* Defendants do not disclose specifically how many closed end funds for which Defendants Richard S. Davis and Henry Gabbay serve as directors.
**Defendant Richard S. Davis is an employee of BlackRock and is not separately compensated for his board service.
*** Defendant Henry Gabbay is retained to serve on boards of both closed end funds and other funds, and receives an annual retainer of $487,500 for his board service, as well as additional meeting fees.

24. BlackRock's closed-end funds—and the management fees each new fund generated, were and are a crucially important part of BlackRock's overall business. Consequently, BlackRock had a critical stake in its ability to continue to sponsor new funds, as this was the lifeblood to grow its business and management fees. The Individual Defendants shared BlackRock's interest in sponsoring new funds, because each new fund sponsored by BlackRock provided the opportunity for another remunerative board seat for the Individual Defendants. This business model created an incentive for BlackRock and the Individual Defendants to advance their own interests, even if those interests were in conflict with the interests of the funds' common stockholders.

25. On information and belief, the Individual Defendants and BlackRock adopted a management style that reflected their shared economic interests and blurred the distinctions among the many separate investment funds, including the Fund. While this approach enabled BlackRock to collect fees, and the Individual Defendants to collect additional compensation, from each new fund (as to each of which they owed distinct fiduciary obligations) with little or no incremental burden on their time for each fund, it also underemphasized their legal duty to protect the individual interests of each distinct fund (including the Fund) and those funds' common stockholders.

b. **Merrill Lynch, Bank of America, and PNC**

26. Since 2008, several financial institutions, including Merrill Lynch, PNC, and Bank of America (by virtue of its January 1, 2009 acquisition of Merrill Lynch) have owned substantial portions of BlackRock:

(a) On September 29, 2006, Merrill Lynch acquired a significant investment in the stock of BlackRock. Immediately following the closing, Merrill Lynch owned 45% of the voting common stock and approximately 49.3% of the fully-diluted capital stock of BlackRock. PNC, which owned approximately 69% of the total capital stock of BlackRock immediately prior to this acquisition by Merrill Lynch, owned approximately 34% of the total capital stock of BlackRock immediately after the acquisition.

(b) As of December 31, 2008, Merrill Lynch owned approximately 44.2% of BlackRock's voting common stock outstanding and held approximately 48.2% of BlackRock's capital stock on a fully diluted basis. PNC owned approximately 36.5% of BlackRock's voting common stock outstanding and held approximately 32.1% of BlackRock's capital stock on a fully diluted basis.

(c) As of December 31, 2009, Merrill Lynch owned approximately 3.7% of BlackRock's voting common stock outstanding and held approximately 34.2% of BlackRock's capital stock. PNC owned approximately 35.2% of BlackRock's voting common stock outstanding and held approximately 24.5% of BlackRock's capital stock.

(d) As of December 31, 2010, Bank of America owned approximately 7.1% of BlackRock's capital stock. PNC held approximately 25.3% of BlackRock's voting common stock outstanding and held approximately 20.3% of BlackRock's capital stock.

27. During 2009, Bank of America designated two of BlackRock's board members.

28. To distribute and market its investment funds, BlackRock relied heavily on the investment banks and brokers who sold the common shares and the ARPS to investors. Each of Merrill, Bank of America, and PNC were also in the business of distributing securities, and each marketed ARPS. Indeed, Merrill Lynch led the marketing syndicate for the placement of the Preferred Shares issued by MYF, and Banc of America Securities, LLC (a wholly owned subsidiary of Bank of America) was a member of the MYF syndicate. Other banks and brokers, such as UBS, also had significant relationships with BlackRock and marketed BlackRock products, including ARPS and other products, to their clients.

29. Merrill was a significant player in every aspect of the auction rate markets. Merrill served as lead underwriter for the issuance of the Preferred Shares, and then conducted the weekly auctions themselves. Merrill received significant fees for these services.

30. Merrill was a crucial business partner for BlackRock. BlackRock explained to its own shareholders (i.e., the shareholders of BlackRock the advisor, not the common shareholders of the Fund) that "BlackRock sells products to retail clients in the U.S. through our longstanding relationship with the Merrill Lynch Global Wealth Management franchise[.]" BlackRock 2008 Annual Report, at 23. BlackRock also explained that:

> **Merrill Lynch is an important distributor of BlackRock's products, and the Company is therefore subject to risks associated with the business of Merrill Lynch.** Under a global distribution agreement entered into with Merrill Lynch, Merrill Lynch provides distribution, portfolio administration and servicing for certain BlackRock asset management products and services through its various distribution channels. The Company may not be successful in distributing products through Merrill Lynch or in distributing its products and services through other third party distributors. If BlackRock is unable to distribute its products and services successfully or if it experiences an increase in distribution-related costs, BlackRock's business, results of operations or financial condition may be adversely affected.

> **Loss of market share with Merrill Lynch's Global Private Client Group could harm operating results.** A significant portion of BlackRock's revenue has historically come from AUM [assets under management] generated by Merrill Lynch's Global Private Client Group ("GPC"). BlackRock's ability to maintain a strong relationship with GPC, or any successor group at Bank of America, is material to the Company's future performance. If one of the Company's competitors gains significant additional market share within the GPC retail channel at the expense of BlackRock, then BlackRock's business, results of operations or financial condition may be negatively impacted.

BlackRock 2008 Annual Report, at 47-48.

31. Other companies besides BlackRock sponsored funds that issued auction rate securities similar to the Preferred Stock issued by the Fund. Merrill Lynch, Bank of America, and PNC each marketed the preferred stock of other funds, and as explained in more detail below, each ended up owning a significant amount of the auction rate securities. In particular, Merrill Lynch (and thus Bank of America) ended up owning many of the Fund's Preferred Shares. Similarly, other investment advisors who also marketed products of BlackRock, also ended up owning a significant amount of the auction rate securities.

B. Defendants' Misconduct

(i) The Collapse of the Auction Rate Securities Market

32. Since mid-February 2008, auctions for the Preferred Shares—as well as the auctions for the auction rate securities issued by other funds—have consistently failed. These failures effectively rendered auction rate securities, including the Preferred Shares issued by the Fund, illiquid. The auctions have continued to fail, and to date liquidity has not returned to the auction rate securities marketplace. This illiquidity caused the ARPS to trade below their issue price and liquidation preference.

33. The failure of the auction mechanism had little direct impact on the Fund or its common shareholders. The Fund was not obligated to redeem Preferred Shares, nor did the

auction failures materially adversely affect the Fund's rights and obligations with respect to the Preferred Shares. In fact, the Fund itself actually benefitted from the frozen auctions, as the formula which set the dividend rate produced much lower interest rates than it would have had the auctions been successful—thus in an increasingly turbulent financial and credit environment during 2008, the Fund had a perpetual source of financing at relatively low interest rates. Had the auctions cleared at rates higher than the default dividend rate, the Fund would have had to pay more to the Preferred Shareholders, leaving less for the Fund's common shareholders.

34. This illiquidity has caused many holders of ARPS, including many holders of the Preferred Shares issued by the Fund, to become dissatisfied with their investment. Many ARPS holders, along with various government agencies, complained to the investment banks and brokers who had counseled them to invest in ARPS. Several states, as well as the federal government and the Financial Industry Regulatory Authority, conducted investigations of the investment banks and brokers (including the Bank and Broker Defendants) who had counseled their investor clients to buy ARPS. Many ARPS holders sought to hold the investment banks and brokers (including Merrill, PNC, Bank of America, and UBS) responsible for the illiquidity of the investment.

35. Ultimately, many of these investment banks and brokers, including Merrill, PNC, Bank of America, and UBS, reached settlements with these government agencies under which these banks were required to purchase ARPS from their clients at the original price of $25,000. In addition, where clients had sold their ARPS in the secondary market at a discount from issuance price, the investment banks and brokers were required to reimburse the clients for the discount.

36. These settlements imposed significant liabilities on the investment banks and brokers, including Merrill, PNC, Bank of America, and UBS. On information and belief, the Merrill, PNC, and Bank of America did not wish to acquire or hold the ARPS on their own balance sheets, nor did they wish to permanently bear the costs associated with purchasing the ARPS.

37. However, if the *issuing funds* redeemed the ARPS themselves, it would greatly reduce the obligations of Merrill, PNC, and Bank of America (as well as other investment banks and brokers like UBS) to buy the illiquid ARPS. Moreover, if these banks (including the Bank and Broker Defendants) had already purchased the illiquid ARPS, these entities would get their money back if the issuing funds redeemed the ARPS. Causing the funds, including the Fund, to redeem the ARPS would shift the burden of the ARPS from Merrill Lynch, Bank of America, PNC, and UBS to the common shareholders of the funds. Causing them to redeem at the original purchase price (rather than fair market value) would shift more of the burden from Merrill Lynch, Bank of America, PNC, and UBS to the common shareholders of the funds.

38. Merrill launched a well-publicized campaign to pressure fund sponsors, including, in particular, its subsidiary BlackRock, to cause the funds it sponsored (including MYF) to redeem the ARPS (including the Fund's Preferred Shares). Merrill's brokers threatened another fund advisor that its representatives would "no longer be welcome in our offices" and warned BlackRock that, with "its leadership position within our company", it faced higher expectations from Merrill. The officer in charge of Merrill's activities in this arena was quoted by Bloomberg, after settling with authorities, "'We fully expect' fund managers to 'work with us even more actively.'" *Merrill Brokers Press Pimco, BlackRock to Buy Auction-Rate Debt*, Bloomberg.com (August 20, 2008). Bloomberg reported, "Purchases of auction-rate securities

by BlackRock . . . would benefit Merrill by reducing the amount of the investments it may have to repurchase." *Id.* To encourage BlackRock's funds to redeem the ARPS, the head of distribution at Merrill wrote to BlackRock President Rob Kapito that "[w]e fear that our financial advisors view BlackRock as conspicuous by its absence" among those funds announcing redemptions in the summer of 2008. *Id.* Merrill Lynch, as both the owner and chief distributor of BlackRock's funds was in a unique position to pressure BlackRock into causing the funds to redeem the ARPS. In response to Merrill's complaints, Kapito stated that BlackRock had been actively seeking to provide liquidity to the ARPS holders, such as the Fund's Preferred Shareholders. *Id.*

39. Merrill and its owner, Bank of America, like BlackRock, made very substantial efforts then to bring liquidity to the ARPS holders at the expense of the Fund. Specifically, the Banks sought relief from the Securities Exchange Commission ("SEC") to various rules to facilitate redemption by the Funds of ARPS. Moreover, BlackRock designed two new securities, liquidity enhanced adjustable rate securities (LEARS) and variable rate demand preferred (VRDP), to replace the ARPS. The LEARS were not ultimately issued, but BlackRock sought a no-action letter from the SEC to obtain relief from the tender-offer rules for LEARS. The VRDP ultimately were a source of financing for the redemption of the ARPS. This security was very similar to the ARPS except that it gave the VRDP holders the rights that the ARPS holders did not have: the right to redemption with a guarantee of liquidity by a creditworthy third party. To design the security, BlackRock sought and received a private letter ruling from the Internal Revenue Service to seek beneficial tax treatment of the new security. Bank of America sought and received a no-action letter from the SEC to determine the rules applicable to it in its role as

liquidity provider for VRDP. It represented that the use of VRDP would be "in the best interests of the holders of ARS in that such offerings will provide liquidity to such persons."

(ii) In Order to Benefit the Bank and Broker Defendants, The Fund Bought Back the Preferred Shares at a Substantial Premium That Was Not Offered to the Fund's Common Shareholders

40. On June 19, 2008, BlackRock and the Individual Defendants caused the Fund to begin redeeming the Preferred Shares; by June of 2011, the Fund had spent $110 million on redeeming all of the outstanding Preferred Shares. The Individual Defendants and the Fund were under no obligation to the Preferred Shareholders to redeem their interests, and as explained below, the redemptions came at material costs to the Fund's common shareholders. Nonetheless, the Defendants caused the Fund to use cash that could otherwise have been distributed to common shareholders to redeem the Preferred Shares.

41. The Individual Defendants did not cause the Fund to redeem the Preferred Shares at the market rate for the Preferred Shares. The frozen auctions and market turmoil had caused the market value of the Preferred Shares to fall below their $25,000 issue price/liquidation preference. Instead, the Individual Defendants caused the Fund to pay the full $25,000 liquidation preference for each Preferred Share, despite their substantially lower market value.

42. By December 2009, after the Board had begun redemptions that would have indicated its willingness to bail out the Preferred Shareholders, the Preferred Shares were nonetheless trading at a significant discount to the original issue price. One such reported purchase occurred at a discount of 14%. Before the Board began redemptions, on information and belief, discounts would have been higher.

43. In so doing, the Individual Defendants caused the Fund to redeem the Preferred Shares at a substantial premium over the market value of the Preferred Shares, providing a benefit to the Preferred Shareholders to which they were not entitled.

44. The Individual Defendants did not provide a similar opportunity to the Fund's common shareholders. Even though the Preferred Shareholders were given the opportunity to redeem their Shares for greater than their market value, the common shareholders were not given the opportunity to redeem their shares for a similar premium (or any premium whatsoever) over their market value. Thus the Preferred Shareholders received a substantial benefit that was not made available to the Fund's common shareholders, and which was provided at the expense of the common shareholders. The redemptions benefited the holders of the Preferred Shares, but not the common shareholders, thereby favoring one class of shareholders over another, in violation of the duties of the Individual Defendants toward the disadvantaged shareholders.

45. On information and belief, when the Defendants caused the redemption of the Preferred Shares, they did not seek to further the interests of the Fund or of the holders of the common stock of the Fund. Instead, they caused the redemption to reduce the obligation of Merrill, PNC, and Bank of America and other banks such as UBS to purchase the ARPS, as they had agreed to do in the Settlements. In many cases, by the time the funds redeemed the ARPS, Merrill, PNC, Bank of America, and UBS had already purchased the ARPS and were holding them. Thus the Fund's redemption of the Preferred Shares permitted Merrill, PNC, and Bank of America to recover the amounts that they had agreed to pay in the Settlements. For instance, of the $59.4 million the Fund spent redeeming the Preferred Shares in June of 2011, more than $35 million was paid to Bank of America and affiliate, and more than $7 million was paid to UBS.

In other words, over 70% of the money diverted from the Fund went to the miscreants who had created the problems of the ARPS holders.

46. On information and belief, the Individual Defendants and BlackRock caused the redemption not to further the interests of the Fund or its common shareholders. Instead, the purpose of the redemption was to placate the Merrill, PNC, and Bank of America, upon whom BlackRock and the Individual Defendants relied to sell additional investment funds—which in turn generate management fees for BlackRock and additional board service compensation for the Individual Defendants. Moreover, the redemptions provided additional fee-generating opportunities for the Bank Defendants. The liquidity provider for the VRDP began earning a fee of 0.5% of the VRDP months before the VRDP were even issued.

47. MYF has spent $462 million redeeming the Preferred Shares at a substantial premium over their market value but has never offered to redeem the common shareholders for any premium, much less the same substantial premium received by the Preferred Shareholders. While the redemption furthered the business interests of all of the Defendants (except the Fund itself), it has provided no benefit whatsoever to the common shareholders, who have no material economic interest as common shareholders of the Fund in any of the Defendants, nor have the common shareholders benefitted from the ability of BlackRock to continue to sponsor new investment funds. As explained in more detail below, not only did the redemptions provide no benefit to the common shareholders, these redemptions have in fact caused substantial harm to the Fund and the common shareholders.

(iii)The Redemption of the Preferred Shares Did Not Benefit the Fund or the Common Shareholders

48. The redemption of the Preferred Shares was not in the interest of the Fund or the common shareholders, for at least three reasons: (1) the Fund paid greater than the market value

for the Preferred Shares; and (2) the "Replacement Financing" implemented by the Fund in the place of the Preferred Shares was much less favorable for a number of reasons.

(a) Greater Than Market Value Paid. As noted above, when the Fund redeemed the Preferred Shares, it paid greater than the market value for these securities. Paying a lower price would have saved money for the Fund.

(b) Replacement Financing Less Favorable. To raise cash for the redemptions of the Preferred Shares, the Individual Defendants caused the Fund, through the Fund's officers employed by BlackRock, to enter into Replacement Financing as a substitute for the Preferred Shares. The Replacement Financing consisted of two forms. For the Early Redemptions (those occurred before June of 2011), the Fund used tender options bonds (the "TOBs"). For the June 2011 Redemptions, the Fund used variable rate demand preferred shares (the "VDRP").

i. *TOBs.* Tender option bonds are a form of collateralized financing. The Fund, as the functional equivalent of a borrower, contributes portfolio securities (the functional equivalent of collateral) to a newly formed special purpose vehicle (SPV). The SPV then issues the Tender Option Bonds and returns the proceeds (the functional equivalent of the loan amount) to the Fund. The SPV uses the interest earned on the contributed securities to pay the interest on the TOBs. The SPV also issues "TOB residuals", which represent the right to receive the difference between the earnings on the securities and the interest due on the TOBs. The Fund receives the TOB residuals. In other words, the Fund pays the interest expense on the bonds out of the earnings on its portfolio and retains the difference. TOBs are very short term instruments, typically with a

maturity of one week. At the end of the period, the holder of a TOB has the option to tender the option for payment at par. If the holder does not tender, the TOB rolls for another period. When the Fund engaged in TOB financing, the SPV that it used was not a vehicle solely for the Fund. Instead, the Fund deposited its securities as functional collateral for its borrowings, and other borrowers deposited their securities as functional collateral for their borrowings. The SPV then issued TOBs for all the borrowers.

The SPV terminates (which means that the financing of the Fund must be paid off in full) on any of several events. The terminating events include (a) the SPV is unable to remarket the TOBs and (b) various events for the portfolio securities, such as bankruptcy of an obligor, a ratings downgrade, or a decline in market value of the securities. The result, then was that the TOBs financing was similar to ARPS financing in its short-term rates, but it introduced a variety of risks and constraints that did not exist for ARPS financing. First, the TOB financing required collateral, where none was required for the ARPS. Segregating assets as collateral limits the flexibility of the Fund in the operation of its business. Moreover, the collateral requirements were quite significant: from April 2008 through January 31, 2011, the ratio of collateral provided to proceeds borrowed was between 166% and 217%. Second, the TOB financing created significant short-term refinancing risk. Where the ARPS was perpetual and need never be repaid, the TOBs have very short terms and must be

paid at par at the option of the holder at the end of each period. Third, the SPV terminates if it is unable to remarket the TOBs. When the market for ARPS froze, there was no impact for the Fund. If the market for TOBs were to freeze, the Fund would have to repay its financing in full immediately or be in default. Fourth, the SPV terminates on a variety of events that are beyond the control of the Fund – including negative events for the portfolio securities, including, on information and belief, negative events for the portfolio securities offered by other borrowers as collateral. Fifth, as debt financing, the TOBs required a coverage ratio of 300% under the '40 Act, meaning that the Fund had to have $3 in assets for every $1 borrowed through TOBs. The ARPS required a coverage ratio of only 200% under the '40 Act, meaning that the Fund needed only $2 in assets for every $1 raised through ARPS. Finally, even with all of these negative features, the effective costs of the TOBs are higher than the effective costs of the ARPS.

ii. VRDP. For the most recent redemptions, the Fund issued variable rate demand preferred stock ("VRDP") to generate the funds necessary to redeem the ARPS. The VRDP is a preferred stock with a dividend that is re-set periodically (typically every seven days). The stockholder has the option, exercisable at every dividend re-set date, to have the stock redeemed by the Fund at the issuance price plus accrued dividends. To give the investor comfort that the redemption will be possible, the Fund has entered into an agreement with a creditworthy liquidity provider that requires it to purchase the VRDP when the stockholder exercises its

right. The Fund pays a variety of fees for this standby facility and must repurchase any shares acquired by the liquidity provider. In other words, the VRDP is functionally equivalent to the ARPS *except* that the holder has the option to redeem, the Fund pays additional fees to liquidity providers, and the Fund takes enormous refinancing risk. On information and belief, Bank of America is serving as the liquidity provider for the Fund's VRDP and is charging structuring fees, ongoing liquidity fees, and a make-whole yield maintenance fee if the VRDP is redeemed. The Fund actually began paying liquidity fees of 0.5% for the facility before the VRDP was issued. Thus the Fund was paying 0.5% with no actual proceeds. Once the VRDP was issued, the liquidity fee of 0.5% would be added to the dividends re-set for the VRDP. The ARPS had total costs of 0.15% in addition to their dividend re-set amounts. The effective costs of the VRDP, including the fees payable to the Bank Defendants and the refinancing risks, were higher than the ARPS that they replaced.

49. Thus the Defendants caused the Fund to redeem the investment of the Preferred Shareholders for a substantial premium over the value of those shares without offering a similar opportunity to the Fund's common shareholders, and did so to advance their own self-interest. Moreover, the redemptions themselves were not in the best interest of the Fund or its common shareholders and have in fact had deleterious effects on the Fund. This conduct amounts to an indefensible breach of the Individual Defendant's fiduciary duty to treat the different classes of shareholders fairly, a breach the Bank and Broker Defendants participated in, encouraged, and profited from.

V. CLASS ACTION ALLEGATIONS

50. Plaintiff brings this direct class action pursuant to Rule 23, on behalf of herself and all other individuals who were the beneficial owners of common shares of the Fund at any time from June 19, 2008 through the present (the "Class Period").

51. The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, upon information and belief, there are well over five hundred unrelated and geographically dispersed members of the proposed class.

52. There are questions of law or fact common to the class that exists as to all members of the Class. Among the questions of law and fact common to the Class are:

(a) Whether the Individual Defendants denied the common shareholders the opportunity to participate in a transaction offered to the Preferred Shareholders by failing to offer to purchase the common shares for a similar premium above their market value in violation of their fiduciary duties to the common shareholders;

(b) whether the Individual Defendants breached their fiduciary duties;

(c) whether the Bank and Broker Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

(d) whether the Bank and Broker Defendants were unjustly enriched; and

(e) whether the members of the Class have suffered losses, and/or continue to suffer losses, and if so, the proper nature and measure of a remedy.

53. Plaintiff's claims are typical of the claims of the remaining members of the Class, as the conduct of Defendants giving rise to the claims is identical as to all members of the Class,

and the damages suffered by each member of the Class arise out of the same set of operative facts.

54. Plaintiff will fairly and adequately protect the interests of the members of the Class and has retained counsel competent and experienced in complex, class action litigation. Plaintiff has no interests that are adverse to or which irreconcilably conflict with the other members of the Class.

55. The questions of law or fact common to the members of the Class predominate over any questions affecting solely individual members of the Class, and a class action is superior to other available methods for the fair and efficient adjudication of the controversy.

VI. CAUSES OF ACTION

Count I – Breach of Fiduciary Duty (Individual Defendants)

56. Plaintiff incorporates herein the allegations set forth above.

57. At all times alleged herein, the Individual Defendants, as trustees to the Fund, owed Plaintiff and the Class fiduciary duties, which duties include:

- the duty not to unfairly favor the interest of one class of shareholders over another class of shareholders,
- the duty not to cause one class of shareholders to receive a benefit greater than that to which they are entitled at the expense of another class of shareholders.

58. In contravention of these duties, the Individual Defendants unfairly favored the Preferred Shareholders over the common shareholders by enabling the former to redeem their shares in the Fund at their Liquidation Preference, at the expense of the common shareholders.

59. As a direct and proximate result of these breaches of fiduciary duties by the Defendants, Plaintiff and the Class have suffered millions of dollars in damages.

60. Plaintiff and the Class are entitled to monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial based on Plaintiff's losses alleged herein.

Count II – Aiding and Abetting a Breach of Fiduciary Duty (The Bank and Broker Defendants)

61. Plaintiff incorporates herein the allegations set forth above.

62. At all times alleged herein, the Bank and Broker Defendants, through their roles as either investment advisers or through their contractual relationships and extensive communications with the Individual Defendants, knew or reasonably should have known that the Individual Defendants were fiduciaries to the Plaintiff and the Class, and that the Individual Defendants had fiduciary duties to act in the best interests of the Plaintiff and the Class.

63. The Bank and Broker Defendants nonetheless willfully and knowingly encouraged and participated in the Individual Defendants' breaches of fiduciary duty, as set forth above.

64. In particular, the Bank and Broker Defendants aided and abetted the Individual Defendants' fiduciary breaches by encouraging the Individual Defendants to engage in the conduct complained of herein.

65. As a direct and proximate result of the Bank and Broker Defendants' aiding and abetting the Individual Defendants' breaches of fiduciary duty, Plaintiff and the Class suffered damages of multiple millions of dollars.

66. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Bank and Broker Defendants to cease aiding and abetting the Individual Defendants' breaches of fiduciary duty, to cease serving as adviser to the

Fund, and to cease serving as administrative agent of the Fund, and awarding monetary relief, including punitive damages to the extent authorized by law, in an amount to be proven at trial.

Count III – Unjust Enrichment (The Bank and Broker Defendants)

67. Plaintiff incorporates herein the allegations set forth above.

68. Plaintiff and the Class assert a claim for unjust enrichment against the Bank and Broker Defendants under the law of Massachusetts.

69. By means of the wrongful conduct alleged herein, the Bank and Broker Defendants have been unjustly enriched to the unjust detriment of the Plaintiff and the Class.

70. The Bank and Broker Defendants' unjust enrichment is traceable to, and resulted directly and proximately from, the conduct alleged herein. Specifically, the enrichment of the Bank and Broker Defendants has come in the form of fees and other revenues received by them from the Fund and from other funds sponsored by BlackRock as the result of the inequitable conduct complained of herein, including their encouragement of the Individual Defendants' breaches of fiduciary duty owed to Plaintiff and the Class. The Bank and Broker Defendants have realized significant revenues from the continued operation of their fund business model described above, which was facilitated by the Individual Defendants' breaches of fiduciary duty described herein.

71. The unjust detriment suffered by Plaintiff and the Class takes the form of the damages described herein, including, without limitation, the denial of the opportunity to redeem their shares for a similar premium above market value, a result of Defendants' conduct complained of herein.

72. Under the common law doctrine of unjust enrichment, it is inequitable for the Bank and Broker Defendants to be permitted to retain the benefits they received, and are still receiving, unfairly and without justification.

73. The financial benefits derived by the Bank and Broker Defendants rightfully belong to Plaintiff and the Class members. The Bank and Broker Defendants should be compelled to disgorge to a common fund and for the benefit of Plaintiff and the Class members all monetary benefits received by the Bank and Broker Defendants from Plaintiff and the Class as alleged herein (hereinafter "Ill-gotten Gains").

74. Plaintiff and the Class are entitled to declaratory relief and preliminary and permanent injunctive relief requiring the Bank and Broker Defendants to disgorge its Ill-gotten Gains as alleged herein.

VII. PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for a judgment:

A. Declaring that the Individual Defendants have breached their fiduciary duties owed to Plaintiff and the Class;

B. Declaring that the Bank and Broker Defendants aided and abetted the Individual Defendants' breaches of fiduciary duty;

C. Declaring that the Bank and Broker Defendants have been unjustly enriched by its actions alleged herein;

D. Enjoining the Bank and Broker Defendants from serving as advisor or otherwise earning fees for services to the Fund;

E. Enjoining the Individual Defendants from breaching their fiduciary duties owed to Plaintiff and the Class in the future;

F. Awarding monetary relief against the Defendants, jointly and severally, in the full amount of all losses suffered by Plaintiff and the Class as a result of the breaches of fiduciary duties by the Individual Defendants and the Bank and Broker Defendants' aiding and abetting of the Individual Defendants' breaches of fiduciary duty, together with pre-judgment and post-judgment compounded interest at the maximum possible rates, whether at law or in equity and punitive damages;

G. Awarding attorneys' fees and expenses pursuant to the common fund doctrine and other applicable law; and

H. Granting all such other and further relief, general or special, legal or equitable, including punitive damages, to which Plaintiff and the Class are entitled.

JURY TRIAL DEMANDED

Plaintiff demands a jury trial of all issues so triable.

Dated this 17th day of June, 2011.

Respectfully submitted:



Theodore M. Hess-Mahan, BBO #557109
Hutchings, Barsamian,
Mandelcorn & Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
t: (781) 431-2231
f: (781) 431-8726
thess-mahan@hutchingsbarsamian.com

Steven J. Toll
Joshua S. Devore
Joshua M. Kolsky
Cohen Milstein Sellers & Toll PLLC
1100 New York Avenue, NW
Suite 500, West Tower
Washington, DC 20005
t: (202) 408-4600
f: (202) 408-4699
stoll@cohenmilstein.com
jdevore@cohenmilstein.com
jkolsky@cohenmilstein.com

Lynn L. Sarko
Keller Rohrback, LLP
1201 Third Avenue, Suite 3200
Seattle, Washington 98101-3052
t: (206) 623-1900
f: (206) 623-3384
lsarko@kellerrohrback.com

Gary Gotto
James A. Bloom
Ryan McDevitt
Keller Rohrback, P.L.C.
3101 North Central Avenue, Suite 1400
Phoenix, Arizona 85012
t: (602) 248-0088
f: (602) 248-2822
ggotto@krplc.com
jbloom@krplc.com